4801 MAIN STREET SUITE 1000 KANSAS CITY, MO 64112
P.O. BOX 219777 KANSAS CITY, MO 64121-6777
TEL: (816) 983-8000 FAX: (816) 983-8080
WEBSITE: www.blackwellsanders.com

Kirstin Pace Salzman DIRECT: (816) 983-8316	DIRECT FAX: (816) 983-8080 E-MAIL: ksalzman@blackwellsanders.com

June 22, 2005

VIA EDGAR AND HAND-DELIVERY

Mr. Jeffrey B. Werbitt
Attorney-Advisor
Office of Merger and Acquisitions
United States Securities and Exchange Commission
Judiciary Plaza, 450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  Aquila, Inc.
  Schedule TO-1

  Filed on June 2, 2005
  File No. 005-40720 ("Schedule TO")
  Registration Statement on Form S-4
  Filed on June 2, 2005
  File No. 333-125441 ("Registration Statement")

Dear Mr. Werbitt:

        On behalf of Aquila, Inc. (the "Company"), in connection with the above-referenced Schedule TO and Registration Statement, we are writing in response to the Staff's comments on the Schedule TO and Registration Statement as set forth in your letter of June 15, 2005. For your convenience, we have repeated the substance of each comment along with the Company's response thereto.

        The Company has filed today via EDGAR Amendment No. 1 to the Schedule TO and Pre-Effective Amendment No. 1 to the Registration Statement.

        The following constitute the Company's specific responses to the Staff's comments on the Schedule TO and Registration Statement:

KANSAS CITY, MISSOURI    •    ST. LOUIS, MISSOURI    •    OVERLAND PARK, KANSAS    •    OMAHA, NEBRASKA
SPRINGFIELD, MISSOURI    •    EDWARDSVILLE, ILLINOIS    •    WASHINGTON, D.C.    •    LONDON, UNITED KINGDOM

AFFILIATES: LEEDS    •    MANCHESTER
MEMBER OF THE WORLD SERVICES GROUP

Mr. Jeffrey B. Werbitt
June 22, 2005

Schedule TO-1

General

  1.
  We note that the premium offer ratio to be offered for validly tendered PIES is based on a formula tied to the daily volume weighted trading price at which a share of Aquila's common stock trades during a specified period. Please revise to allow for two full business days following the pricing. Pursuant to Rule 14d-1(g)(3), "business day" consists of the time period from 12:01 a.m. through 12:00 midnight. In this regard, we note that the offer expires at 5:00 pm. on the second business day after pricing. Further, please revise to confirm that you will:

  •
  Provide a toll-free number to allow security holders to determine, during the pricing period, a representative offer price calculated based on the formula as of the date of the inquiry that includes only those trading days elapsed since the beginning of the pricing period; and

  •
  Issue a press release to publicly announce the final offer price prior to the opening of trading on the second business day prior to expiration of the offer. See TXU Corporation (letter dated September 13, 2004).

        The Schedule TO and the prospectus included in the Registration Statement (the "Prospectus") have been revised (consistent with the TXU Corporation offer) to indicate that the premium offer will expire at midnight, New York City time, on July 6, 2005, rather than 5:00 p.m., New York City time. The Company will issue a press release announcing this change in the expiration date on the date it issues a press release announcing the aggregate number of shares each holder will be entitled to receive pursuant to the premium offer. The Company further confirms that the Prospectus language has been revised to provide for a toll-free number a security holder can call to get information with respect to the calculation of the Weighted Average Price as of the end of the immediately preceding business day (taking into account only those trading days that have elapsed during the measurement period). Furthermore, we have revised the Prospectus to clarify the language regarding the issuance of a press release once the final Premium Offer Ratio is calculated.

  2.
  We note the press release issued June 2, 2005, filed pursuant to Rule 425. Please advise us how you commenced this offer. See Rule 13e-4(e)(2).

        The Company commenced the premium offer on June 3, 2005 by mailing or hand delivering the Prospectus and the Letter of Transmittal (filed as an exhibit to the Registration Statement) to all brokers of the beneficial owners of the PIES as of June 1, 2005, and to the Depository Trust Company, which is the only holder of record of the PIES.

Mr. Jeffrey B. Werbitt
June 22, 2005

  3.
  We note that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A. We also note that you provide some summary financial information in your prospectus. Item 1010(c) of Regulation M-A requires that at least a complete summary of that information be disseminated to note holders. See Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. It appears that you have not provided all of the required summary financial information. Please revise the prospectus/offer document to include the financial information pursuant to Item 1010(c) of Regulation M-A or advise.

        The section of the Prospectus entitled "Selected Historical Consolidated Financial and Other Data" has been revised to include the information required by Item 1010(c) of Regulation M-A.

  4.
  Please provide us your analysis why the pro forma information described in Item 1010(b) of Regulation M-A is not required.

        Certain pro forma information is set forth in the section of the Prospectus entitled "Summary – Capitalization." In addition, pro forma book value per share information is included under the section of the Prospectus entitled "Market for Common Stock and PIES." Although the Company does not believe the pro forma information to be material and believes that the relevant information was disclosed in the original filing, it has added a section entitled "Selected Unaudited Pro Forma Consolidated Financial and Other Data" in response to the Staff's comments.

Registration Statement on Form S-4

Cover Page

  5.
  You disclose that your offer will expire at 5:00 p.m. on July 6, 2005, unless Aquila terminates it earlier. You also refer to your "right to terminate the premium offer" here and throughout your prospectus. Similarly, on page 32 you disclose that Aquila expressly reserves the right, in its sole discretion, to withdraw the premium offer. Since you do not reference the occurrence of any listed offer condition, this language seems to imply that you may terminate the offer at will in your sole discretion and for any reason. Please note that it is our view that you may terminate the offer only if one of the listed offer conditions so permits. Please confirm your understanding on a supplemental basis, and revise any disclosure to remove the implication that the offer is illusory.

        The Company confirms its understanding that it may only terminate the premium offer if one of the listed conditions is not satisfied. The Prospectus has been revised to clarify this point.

Mr. Jeffrey B. Werbitt
June 22, 2005

Questions and answers about the Premium Offer, page 12

  Will we accept all validly tendered PIES?, page 14

  6.
  We refer you to the disclosure that Aquila "reserve[s] the right to delay acceptance of tendered PIES for any reason." You similarly disclose on page 32 and 35 that you expressly reserve the right, in your sole discretion, to delay acceptance of PIES tendered under the premium offer or the payment of the conversion premium, at any time for any reason and that you expressly reserve the right, at any time or from time to time, to delay the acceptance for conversion of PIES for administrative purposes, respectively. Please note that payment may only be delayed in anticipation of governmental regulatory approvals, not to effect general legal compliance. Also, you may not delay payment while you wait to satisfy an offer condition. Please revise the examples cited above and elsewhere in the document where similar disclosure is presented.

        The Prospectus has been revised to clarify that the Company may only delay acceptance of validly tendered PIES (i) to determine whether such PIES were validly tendered, (ii) if acceptance by us would be unlawful, or (iii) if any condition to the premium offer has not been satisfied. Further, the Prospectus has been revised to clarify that once the Company accepts PIES that are validly tendered, it will promptly deliver the consideration therefor.

  Conditions to the Premium Offer, page 34

  7.
  We are concerned that some of the listed offer conditions are so broadly drafted as to potentially render this offer illusory, and to make it impossible for an Aquila PIE holder to determine what events or occurrences will allow you to terminate it. Please revise the third bullet point that refers to any threatened action or proceeding before or by any court and the fourth bullet point that addresses proposed actions and events that might prohibit, prevent, restrict or delay consummation of the premium offer. These conditions appear to contain excessive subjective elements. Also, revise to quantify the material adverse change in price of your common stock that may trigger a condition under the sixth bullet point.

        The Prospectus has been amended to eliminate the subjective nature of the conditions. In addition, the Company has deleted the condition that there be no material adverse change in the condition of the price of its common stock.

Mr. Jeffrey B. Werbitt
June 22, 2005

  Extension, delay in acceptance, amendment or termination, page 35

  8.
  In the seventh paragraph of this section your statement that you have "no obligation to publish, advertise or otherwise communicate" a change in the offer other than by press release is inconsistent with your potential obligations under Rule 13e-4(e)(3). Depending on the materiality of the new information, you may be required to disseminate in a manner other than a press release. Please confirm your understanding.

        The Company confirms that it understands that if a material change occurs in the information previously sent to security holders that it may be required to disseminate such information in a method reasonably calculated to inform the security holders of the change, which may mean disseminating the information other than through a press release.

  United States Federal Income Tax Consequences, page 59

  9.
  We note that counsel has provided a short form opinion. Please revise the discussion under this heading to indicate that it is the opinion of counsel. The opinion filed as an exhibit to the registration statement should confirm that the opinion set forth under this heading is the opinion of counsel. It is not acceptable for the opinion, or the prospectus, to state that the discussion in the prospectus is correct and fairly summarizes the tax laws or consequences.

        The Prospectus has been revised to indicate that the discussion regarding United States Income Tax Consequences is the opinion of counsel. In addition, the opinion filed as Exhibit 8.1 to the Registration Statement has been modified to confirm the opinions set forth in the Prospectus.

        Should you have any questions or comments regarding the foregoing, please call the undersigned at (816) 983-8316.

Sincerely,
/s/ Kirstin Pace Salzman
Kirstin Pace Salzman

KPS/dg

cc:
Christopher M. Reitz, Esq., Aquila, Inc.
William S. Lamb, Esq., LeBoeuf, Lamb, Green & McRae, L.L.P.